# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for April, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.d

**Enclosures**: **DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL      NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited
Listings Requirements, Sasol hereby announces the following
transaction in securities by a director of Sasol:

| | |
|---|---|
| Name | B Nqwababa |
| Director | Sasol Limited |
| Date transaction effected | 11 May 2018 |
| Number of securities | 3 500 |
| Class of securities | Sasol ordinary shares |
| Nature of transaction | Sale of shares on-market |
| Volume weighted average price per share | R455.51 |
| Lowest price per share | R455.22 |
| Highest price per share | R456.26 |
| Total value of transaction | R1 594 282.33 |
| Nature and extent of director's interest | Direct beneficial |
| Clearance obtained | Yes |

11 May 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 May 2018

By:     /s/ V D Kahla
Name:  Vuyo Dominic Kahla
Title:   Company Secretary